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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2


     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
RULE U-3A-2

                             FROM THE PROVISIONS OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                           YANKEE ENERGY SYSTEM, INC.
hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Yankee Energy System, Inc. ("Yankee Energy") is a corporation organized under the laws of the State of Connecticut. Yankee Energy is the holding company for Yankee Gas Services Company ("Yankee Gas"), a gas utility company, and five non-utility subsidiaries, NorConn Properties, Inc. ("NorConn"), Yankee Energy Financial Services Company ("Yankee Financial"), Yankee Energy Services Company ("YESCo"), R.M. Services, Inc. ("RMS"), and Housatonic Corporation. These companies are referred to collectively herein as "the Yankee Energy System." Yankee Energy's business essentially is confined to the ownership of its subsidiaries. Yankee Gas, the principal subsidiary of Yankee Energy, is a Connecticut corporation that purchases, distributes and sells natural gas at retail in Connecticut.

Yankee Energy conducts non-utility operations through five subsidiaries, NorConn, Yankee Financial, YESCo, RMS, and Housatonic Corporation. All five non-utility subsidiaries are Connecticut corporations. NorConn was formed in 1988 to hold non-utility property interests that may be acquired by the Yankee Energy System. Yankee Financial, incorporated in 1992, provides customers with financing for natural gas installations. YESCo provides a wide range of energy-related services for its customers. Through its YESCo Controls division, incorporated in November 1996, such services include comprehensive building automation with engineering, installation and maintenance of building control systems. Through its YESCo Mechanical Services division, acquired in July 1996,


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customers are provided comprehensive heating, ventilation and air-conditioning
(HVAC), boiler and refrigeration equipment services and installation. YESCo's Power division, incorporated in 1997, provides expertise related to the production of thermal and/or electric power. RMS was formed in 1994 to provide debt collection service to utilities and other businesses nationwide. Housatonic Corporation was incorporated in 1987 to acquire, own, hold and manage an undivided general partnership interest in Iroquois Gas Transmission System, a general partnership organized under the laws of the State of New York. In fiscal year 1996, Housatonic Corporation sold its interest in Iroquois Gas Transmission System.

    Yankee Energy, Yankee Gas, NorConn, and YESCo, are predominantly intrastate in character.

2. Yankee Gas purchases, distributes and sells natural gas to approximately 183,000 residential, commercial and industrial users in Connecticut. Its service territory consists of 68 cities and towns, and covers approximately 1,995 square miles, all in Connecticut.

    Yankee Gas' assets include distribution lines (mains and services), meters, pumps, valves and pressure and flow controllers, all located in Connecticut. Yankee Gas owns approximately 2,820 miles of distribution mains, 133,033 service lines, and 183,000 active meters for customer use, all located in Connecticut. Yankee Gas also owns and operates various propane facilities and six gas storage holders, all located in Connecticut. Yankee Gas also contracts for storage capacity with other energy and pipeline companies.

3. The following information is for the calendar year 1998:

   a.   Number of Mcf of natural or manufactured gas distributed at retail:
        45,435,168.

   b.   Number of Mcf of natural gas distributed at retail outside the State of
        Connecticut: None.

   c. Number of Mcf of natural gas sold at wholesale outside of the State of Connecticut, or at the boundary of the State of Connecticut: None.

   d.   Number of Mcf of natural or manufactured gas purchased


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        outside the State of Connecticut, or at the Connecticut state line: In
        1998, Yankee Gas purchased 21,972,599 Mcf of natural gas. All gas purchased is ultimately delivered to Connecticut via interstate pipelines.

4. None.

                                    Exhibit A
Attached as Exhibit A is a consolidating statement of income and surplus for Yankee Energy and its subsidiaries for the last calendar year, together with a consolidating balance sheet for Yankee Energy and its subsidiaries as of the close of the last calendar year.

                                    Exhibit B
Attached as Exhibit B is a Financial Data Schedule which sets forth 1. Total Assets, 2. Total Operating Revenues, and 3. Net Income applicable toYankee Energy and its subsidiaries on a consolidated basis.

The above-named claimant has caused this statement to be duly executed on its behalf by an authorized officer on this 24th day of February, 1999.


YANKEE ENERGY SYSTEM, INC.

By: s/Mary J. Healey
    ---------------------------------------------
    Mary J. Healey
    Vice President, General Counsel and Secretary

SEAL

ATTEST:   s/Cristi C. Walker
Name:       Cristi C. Walker
Title:      Attorney

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Mary J. Healey
Vice President, General Counsel and Secretary
Yankee Energy System, Inc.
599 Research Parkway
Meriden, CT 06450